UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CAZOO GROUP LTD

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G2007L 105

(CUSIP Number)

Ned Staple

General Counsel

Cazoo Group Ltd

41 Chalton Street, London

NW1 1JD

United Kingdom

+44 20 3901 3488

With a copy to:

Valerie Ford Jacob, Esq.

Sebastian L. Fain, Esq.

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

New York, New York 10022

(212) 277-4000

August 26, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2007L 105

1.	Name of Reporting Person Alex Chesterman
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 177,539,737*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 177,539,737*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 177,539,737*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 23.6%**
14.	Type of Reporting Person IN

*	As of September 3, 2021, the Reporting Person beneficially owns 177,539,737 Class C ordinary shares, par value $0.0001 per share (the “Class C Shares”) of Cazoo Group Ltd (the “Issuer”). Upon expiration of the Class C Lock-Up Period (as defined below), the Class C Shares will automatically convert into Class A ordinary shares, par value $0.0001 per share (the “Class A Shares”), of the Issuer on a one-for-one basis in accordance with the Issuer’s amended and restated memorandum and articles of association (the “Articles”). At such time as the Reporting Person is deemed to have beneficial ownership within the meaning of Rule 13d-3(d)(1)(i) under the Securities Exchange of 1934, as amended (the “Exchange Act”) of Class A Shares due to such person’s ownership of Class C Shares, the Reporting Person may be deemed to own 177,539,737 Class A Shares.
**

Calculation of percentage ownership in this Schedule 13D with respect to the Reporting Person is based upon a total of 111,228,813 Class A Shares outstanding as of August 26, 2021 plus the number of Class A Shares to be issued upon conversion of all 640,924,026 Class C Shares outstanding as of August 26, 2021. Information on Class A Shares and Class C Shares outstanding is derived from the Issuer’s shell company report on Form 20-F (the “Shell Company Report”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 1, 2021. As of September 3, 2021 the Reporting Person beneficially owns 177,539,737 Class C Shares which, upon expiration of the Class C Lock-Up Period, will automatically convert into Class A Shares on a one-for-one basis. At such time as the Reporting Person may be deemed to own Class A Shares under Exchange Act Rule 13d-3(d)(1)(i) as a result of such person’s ownership of Class C Shares, and assuming no other changes in the amount of Class A Shares or Class C Shares outstanding, the Reporting Person may be deemed to beneficially own approximately 23.6% of the outstanding Class A Shares. Class A Shares and Class C Shares vote as a single class and, as a result, the Reporting Person currently has voting power over approximately 23.6% of the Issuer’s outstanding ordinary shares.

In accordance with the SEC’s rules for calculating “beneficial ownership,” which requires the Reporting Person to assume conversion of all of such person’s Class C Shares but no other Class C Shares, beginning 61 days prior to the expiration of the Class C Lock-Up Period and through the expiration of the Class C Lock-Up Period, the Reporting Person would be deemed to beneficially own approximately 61.5% of the outstanding Class A Shares. This percentage is calculated with a numerator of 177,539,737 (the Reporting Person’s 177,539,737 Class C Shares) and a denominator of 288,768,550 (111,228,813 Class A Shares outstanding plus the Reporting Person’s 177,539,737 Class C Shares). Beginning with the expiration of the Class C Lock-Up Period, in accordance with the SEC’s methodology of calculation, the Reporting Person would, assuming these figures remain constant, beneficially own 23.6% of the outstanding Class A Shares (177,539,737 Class A Shares / 752,152,839 Class A Shares), reflecting the full conversion of Class C Shares to Class A Shares. Notwithstanding the foregoing, the Reporting Person’s actual economic and voting interest in the Issuer of 23.6% during these periods (assuming the number of Reporting Person’s shares and number of outstanding shares of the Issuer remain constant) is not affected notwithstanding the methodology of calculation used.

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A Shares of the Issuer. The principal executive offices of the Issuer are located at 41 Chalton Street, London, NW1 1JD, United Kingdom. The Issuer’s Class A Shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “CZOO”.

Item 2. Identity and Background

(a) Alex Chesterman (the “Reporting Person”)

(b) The principal business address for the Reporting Person is 41 Chalton Street, London, NW1 1JD, United Kingdom.

(c) Mr. Chesterman serves as the Chief Executive Officer and Chairman of the board of directors of the Issuer. The principal executive office of the Issuer is located at 41 Chalton Street, London, NW1 1JD, United Kingdom.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration

On August 26, 2021 (the “Closing Date”), the Issuer consummated the previously announced business combination pursuant to that certain Business Combination Agreement, dated as of March 29, 2021, as amended by the First Amendment thereto, dated as of May 14, 2021 (the “Business Combination Agreement”), by and among Ajax I, Cazoo Holdings Limited (“Cazoo”) and the Issuer. Pursuant to the terms of the Business Combination Agreement, among other things, Ajax I merged with and into the Issuer, with the Issuer continuing as the surviving entity, and the Issuer acquired all of the issued and outstanding shares of Cazoo (the “Cazoo Shares”) from the holders thereof (the “Cazoo Shareholders”) for a combination of Class C Shares and cash consideration. Upon consummation of the Business Combination, the Reporting Person received 177,539,737 Class C Shares in exchange for such person’s Cazoo Shares.

The information set forth in Item 4 and Item 6 of this Schedule 13D is incorporated by reference herein.

Item 4. Purpose of Transaction

The Reporting Person became the beneficial owner of 177,539,737 Class C Shares, which will convert into Class A Shares upon expiration of the Class-C Lock-Up Period, upon closing of the Business Combination and the other transactions described in Item 3 above.

From time to time, the Reporting Person may acquire beneficial ownership of Class A Shares, additional options and other equity awards, warrants or other securities convertible, exchangeable or exercisable for Class A Shares by either (i) acquisition or purchase in the open market or in privately-negotiated transactions or otherwise or (ii) receipt from the Issuer of future compensatory equity incentive awards for which he qualifies, including, but not limited to, any stock option, share appreciation right, restricted share award, restricted share unit award, performance award, other share-based award or other cash-based award related to the Class A Shares. In addition, from time to time, following expiration of the Class C Lock-Up Period, the Reporting Person may (i) dispose of all or a portion of the Class A Shares (or securities exercisable for, exchangeable or convertible into Class A Shares) that are beneficially owned by the Reporting Person and over which the Reporting Person has investment power in the open market or in privately-negotiated transactions or otherwise or (ii) to the extent permitted by law and the policies of the Issuer, to engage in hedging or pledging transactions with respect to the Class A Shares or other securities of the Issuer. The Reporting Person may sell, purchase, hold, vote, trade, dispose of or otherwise deal in Class A Shares or other equity, debt or other securities of the Issuer or its affiliates at times, and in such manner, as he deems advisable, to the extent permitted by the instruments governing securities of the Issuer and the transfer restrictions imposed by applicable law.

Except as set forth in this Schedule 13D, the Reporting Person has no current plans or proposals that relate to, or would result in:

(a) The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s memorandum of association or bylaws or instruments corresponding thereto or other actions that may impeded the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended (the “Securities Act”); or

(j) Any action similar to any of those enumerated above.

The Reporting Person reserves the right to formulate other plans or make other proposals, and take such actions with respect to his investment in the Issuer, including any or all of the actions set forth in (a) through (j) above. The Reporting Person may at any time reconsider and change his plans or proposals relating to the foregoing.

In addition, in his roles as the Chief Executive Officer and Chairman of the board of directors of the Issuer, Mr. Chesterman has the ability directly or indirectly to influence the management and policies of the Issuer. In his capacity as the Chief Executive Officer and Chairman of the board of directors, Mr. Chesterman may from time to time discuss matters related to clauses (a) through (j) of Item 4 of this Schedule 13D with members of management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors and may take actions with respect to such matters in his capacity as Chief Executive Officer and Chairman of the board of directors of the Issuer.

The information set forth in Items 5 and 6 of this Schedule 13D is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

(a) As of September 3, 2021 the Reporting Person beneficially owns 177,539,737 Class C Shares. Subject to certain exceptions, the Class C Shares are non-transferrable until the earlier of (a) the date that is six months following the Closing Date and (b) the date on which the last reported sale price of the Class A Shares on the NYSE equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like for any 20 trading days within any consecutive 30 trading day period commencing at least 150 days after the Closing Date (the “Class C Lock-Up Period”). At such time as the Reporting Person may be deemed to own Class A Shares under Exchange Act Rule 13d-3(d)(1)(i) as a result of his ownership of Class C Shares, and assuming no other changes in the amount of Class A Shares or Class C Shares outstanding and the conversion of all outstanding Class C Shares into Class A Shares, the Reporting Person may be deemed to beneficially own approximately 23.6% of the outstanding Class A Shares. Class A Shares and Class C Shares vote as a single class and, as a result, the Reporting Person currently has voting power over approximately 23.6% of the Issuer’s outstanding ordinary shares.

(b) As of September 3, 2021, Mr. Chesterman has:

●	sole power to vote or direct the vote of 177,539,737 Class C Shares (which, upon expiration of the Class C Lock-Up Period, will automatically convert into Class A Shares on a one-for-one basis);

●	shared power to vote or direct the vote of zero Class A Shares;

●	sole power to dispose or direct the disposition of 177,539,737 Class C Shares (which, upon expiration of the Class C Lock-Up Period, will automatically convert into Class A Shares on a one-for-one basis);

●	shared power to dispose or direct the disposition of zero Class A Shares.

(c) No transactions in the Class A Shares were effected by the Reporting Person in the past 60 days.

(d) Except as set forth herein, to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Class C Shares beneficially owned by the Reporting Person.

(e) Not applicable.

The information set forth in Items 4 and 6 is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3, 4 and 5 is incorporated by reference herein.

Investor Rights Agreement

On August 26, 2021, the Issuer entered into the Investor Rights Agreement with Mr. Chesterman, Ajax I Holdings, LLC and certain other securityholders pursuant to which, among other things, the Issuer is obligated to file a registration statement to register the resale of certain securities of the Issuer held by the holders party thereto within 45 days after the Closing Date and to use reasonable best efforts to cause such registration statement to be declared effective as soon as possible after such filing, but no later than (i) the 90th day (or the 120th day if the SEC notifies that it will “review” such registration statement) following the Closing Date. Under the Investor Rights Agreement, Mr. Chesterman may make a written demand for registration of all or part of his registrable securities on Form F-3 (or, if Form F-3 is not available to be used by the Issuer at such time, on Form F-1 or another appropriate form permitting registration of such registrable securities for resale). Under no circumstances will the Issuer be obligated to effect more than an aggregate of three registrations pursuant to a demand registration initiated by Mr. Chesterman. The Investor Rights Agreement also contains customary “piggy-back” registration rights. The Investor Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the holders party thereto against (or make contributions in respect of) certain liabilities that may arise under the Securities Act.

Pursuant to the terms of the Investor Rights Agreement, certain shareholders are entitled to nominate individuals to the board of directors of the Issuer, in each case, on the terms and subject to the conditions set forth therein. In particular, the Issuer and such securityholders have agreed to take all necessary and desirable action within their control to cause the nominating committee of the board of directors to nominate and recommend to the board of directors, for so long as Mr. Chesterman is the Chief Executive Officer of the Issuer or, together with his affiliates, beneficially owns at least 5% of the issued and outstanding voting shares of the Issuer, Mr. Chesterman;

Pursuant to the Investor Rights Agreement, if the Issuer intends to issue equity securities within one year of the Closing Date which would result in any individual or entity that beneficially owns, as of the Closing Date, after giving effect to the consummation of the transactions contemplated by the Business Combination Agreement, 10% or more of the issued and outstanding ordinary shares of the Issuer, having beneficial ownership of less than 10% of the issued and outstanding ordinary shares of the issuer then, at least 15 business days prior to the issuance of the equity securities, the Issuer is required to deliver to such shareholder an offer to issue a portion of such equity securities to such amount, on a pro forma basis after giving effect to the issuance of such equity securities, that would result in such shareholder maintaining beneficial ownership of at least 10% of the issued and outstanding ordinary shares of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description

1	Business Combination Agreement, dated as of March 29, 2021, by and among Ajax I, Cazoo Holdings Limited and Capri Listco (incorporated by reference to Exhibit 2.1 to Ajax I’s Current Report on Form 8-K filed March 29, 2021).

2	First Amendment to Business Combination Agreement, dated as of May 14, 2021, by and among Ajax I, Cazoo Holdings Limited and Capri Listco (incorporated by reference to Exhibit 2.1 to Ajax I’s Current Report on Form 8-K filed May 14, 2021).

3	Investor Rights Agreement, dated as of August 26, 2021 by and among Capri Listco, AJAX I Holdings, LLC and the other investors party thereto (incorporated by reference to Exhibit 4.7 to Cazoo Group Ltd’s Shell Company Report on Form 20-F filed September 1, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 3, 2021

	By:	/s/ Alex Chesterman
	Name:	Alex Chesterman